First Quarter 2019
Financial Review

  

ZIONS BANCORPORATION

April 22, 2019

Forward-Looking Statements; Use of Non-GAAP Financial Measures

Forward Looking Information

These materials include forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Statements in the attached presentation that are based on other than historical information or that express Zions Bancorporation's expectations regarding future events or determinations are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect, among other things, our current expectations, all of which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, market trends, industry results or regulatory outcomes to differ materially from those expressed or implied by such forward-looking statements.

Without limiting the foregoing, the words "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "might," "plans," "projects," "should," "would," "targets," "will" and the negative thereof and similar words and expressions are intended to identify forward-looking statements. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about future financial and operating results. Actual results and outcomes may differ materially from those presented, either expressed or implied, in the presentation. Important risk factors that may cause such material differences include, but are not limited to, Zions' ability to meet operating leverage goals; the rate of change of interest sensitive assets and liabilities relative to changes in benchmark interest rates; the ability of the Bank to achieve anticipated benefits from its recently completed merger. These risks, as well as other factors, are discussed in the Bank's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (SEC) and available at the SEC's Internet site (https://www.sec.gov/). In addition, you may obtain documents filed with the SEC by the Bank free of charge by contacting: Investor Relations, Zions Bancorporation, N.A., One South Main Street, 11th Floor, Salt Lake City, Utah 84133, (801) 844-7637. Except as required by law, Zions Bancorporation, N.A. specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

Use of Non-GAAP Financial Measures:

This document contains several references to non-GAAP measures, including pre-provision net revenue and the "efficiency ratio," which are common industry terms used by investors and financial services analysts. Certain of these non-GAAP measures are key inputs into Zions' management compensation and are used in Zions' strategic goals that have been and may continue to be articulated to investors. Therefore, the use of such non-GAAP measures are believed by management to be of substantial interest to the consumers of these financial disclosures and are used prominently throughout the disclosures. A full reconciliation of the difference between such measures and GAAP financials is provided within the document, and users of this document are encouraged to carefully review this reconciliation.

ZIONS BANCORPORATION

First Quarter 2019 Financial Highlights

Excluding infrequent items, continued strong PPNR growth and profitability vs. year-ago period

- ✓ **EPS:** Diluted earnings per share decreased from the year-ago period, to $1.04 in 1Q19 from $1.09
  - Notable items that are operating but believed to be infrequent included:
    - $0.04 per share benefit in 1Q18 related to interest income recoveries of $11 million [1]
    - $0.17 per share in 1Q18 for a negative provision for credit losses due to strong credit quality performance

- ✓ ***Adjusted pre-provision net revenue [2]:*** Solid growth of 8% over year-ago period
  - Year-over-year adjusted revenue [1] increased 5%
  - Adjusted PPNR less Net Charge-Offs / Share was $1.46 in 1Q19 up 18% over year-ago period

- ✓ ***Simple, Easy, Fast, Safe:***
  - Efficiency ratio was 60.2% in 1Q19, an improvement from 61.3% in the year ago period
  - Noninterest expense (NIE) increased 2.6% from the year ago period; adjusted NIE[1] increased 2.9%

- ✓ ***Loans & Deposits:***
  - Period-end loan balances increased almost 6% from the prior year; average deposits increased about 3% from the prior year; annualized cost of total deposits increased 28 basis points compared to the prior year, to 43 bps from 15 bps

- ✓ ***Credit quality:*** Credit quality continued to improve materially over the past year
  - Classified loans declined 29% and nonperforming assets declined 39%, from prior year
  - Annualized net charge-offs / average loans was 0 bps in the first quarter and net credit recoveries were 5 bps over the past 12 months

- ✓ ***Return on Tangible Common Equity was 13.9%, compared to 15.5% in the prior year, or 12.5% when excluding previously mentioned infrequent items in 1Q18***

---

(1) Interest income recoveries of greater than $1 million per loan
(2) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation tables.

ZIONS BANCORPORATION

Diluted Earnings per Share

EPS in the year-ago quarter included the benefit of two infrequent items; $0.04 per share of interest income recoveries and a negative provision for credit losses equaling $0.17 per share



$1.09
$0.89
$1.04
$1.08
$1.04
1Q18
2Q18
3Q18
4Q18
1Q19

- Diluted earnings per share decreased to $1.04 in 1Q19 from $1.09 in the year-ago period
- The year-ago first quarter included a benefit of $0.04 per share from $11 million in interest recoveries[(1)] and $0.17 per share from $47 million negative provision for credit losses
- Other prior quarters included the following infrequent items:
  - *4Q18 of $0.02 per share benefit from: tax planning items related to the Tax Cut and Jobs Act*
  - *3Q18 of $0.04 per share benefit from: interest recoveries[(1)], a negative provision for credit losses, and from truing up FDIC premiums*
  - *2Q18 of $0.01 benefit from interest recoveries[(1)]*

(1) Interest income recoveries of greater than $1 million per loan

ZIONS BANCORPORATION

Adjusted Pre-Provision Net Revenue[1]

Growth primarily attributable to:

- Loan and deposit growth
- Deposit pricing discipline
- The effect of higher benchmark interest rates on earning assets
- Expense control

Adjusted PPNR

($mm)

+94% from 4Q14
+8% from 1Q18

4Q14	4Q15	4Q16	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19
$147	$175	$217	$259	$265	$270	$291	$305	$285

Adjusted PPNR Less Net Charge-Offs, per Share
(Pre-tax)

+128% from 4Q14
+18% from 1Q18



	4Q14	4Q15	4Q16	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19
	$0.64	$0.79	$0.92	$1.18	$1.24	$1.35	$1.42	$1.57	$1.46
Adj PPNR/Share ($)	0.72	0.86	1.06	1.24	1.26	1.29	1.41	1.53	1.46
NCO/Share ($)	(0.08)	(0.06)	(0.13)	(0.06)	(0.02)	0.06	-	0.04	-

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table.

ZIONS BANCORPORATION

Tech Initiatives On the Horizon: Digital and Simplification Investments

Investments seek to improve the customer experience while simplifying our processes

COMMERCIAL	SMALL BUSINESS	AFFLUENT	CONSUMER

CLIENT EXPERIENCE & ENGAGEMENT

✓ **Treasury Internet Banking 2.0** *2018-2019*
$10B demand deposits
$100MM fee income

Digital Business Loan Application *2019*
$2B loan balances
4,000 applications

Digital Mortgage Loan Application *2019*
$2.5B funding
4,000 applications

Online and Mobile Banking Replacement *2020*
$35B deposits
~750,000 accounts

Small Business and Consumer Digital Account Opening *2016-2020*

Deposit Product Simplification *2016-2020*
1.5 million accounts

Public Website Relaunch *2018-2019*
3 million visits per month

FUTURECORE & ENABLING TECHNOLOGIES

Relationship Manager Mobile Enablement *2017-2020*

Automation Center of Excellence

✓ **FutureCore Release 1 & 2** *2017-2019*
Consumer, C&I, and commercial real estate lending core system replacement

FutureCore Release 3 *2022*
Deposits

ZIONS BANCORPORATION

2019-2020 Objectives:

Growth through simplification and focus

- **Demonstrate positive operating leverage and achieve high single digit annual percentage growth rate for pre-provision net revenue[1] by:**
  - Achieving broad based loan and fee income growth through small business, middle market and capital markets
  - Managing noninterest expense growth linked to revenue growth, profitability and digital delivery strategies
  - Further strengthen the **Return _on_ Capital**

- **Demonstrate reduced volatility in financial performance than previously experienced**
  - Alter our interest rate risk management strategies to reflect a more neutral stance and provide some protection against a lower interest rate environment

- **Implement technology upgrade and digital strategies**

- **Increase automation and simplification of front, middle and back office processes**

- **Maintain a Strong yet Safe Return _of_ Capital**
  - Maintain top quartile credit risk profile and superior risk management posture that supports strong returns _of_ capital

- **Execute on our Community Bank Model – doing business on a "Local" basis**
  - Investing in our people and branches
  - Studies consistently show that small businesses continue to rank a <u>conveniently located branch</u> and <u>access to an account officer</u> as the top two features for which they look when considering a bank

> "We want to ensure that our branches are staffed with real bankers, with much longer-than-average tenure, who can solve problems and build and maintain the kinds of relationships customers value."
>
> -_Chairman Harris H. Simmons, 2018 Year In Review_

(1) Assumes stable short term interest rates

ZIONS BANCORPORATION

Balance Sheet Profitability



Return on Assets

- 4Q14: 0.57%
- 4Q15: 0.68%
- 4Q16: 0.88%
- 4Q17: 0.74%
- 1Q18: 1.45%
- 2Q18: 1.19%
- 3Q18: 1.33%
- 4Q18: 1.34%
- 1Q19: 1.26%

Return on Tangible Common Equity

- 4Q14: 5.0%
- 4Q15: 6.2%
- 4Q16: 8.4%
- 4Q17: 7.4%
- 1Q18: 15.5%
- 2Q18: 12.4%
- 3Q18: 14.2%
- 4Q18: 14.5%
- 1Q19: 13.9%

ZIONS BANCORPORATION

Net Interest Income

Growth due to combination of loan growth and wider net interest margin



Net Interest Income
Net Interest Margin
+6% YoY
($mm)
$542
$548
$565
$576
$576
3.56%
3.56%
3.63%
3.67%
3.68%
1Q18
2Q18
3Q18
4Q18
1Q19

- Up 6% over the year-ago period, to $576 million; excluding interest income recoveries[(1)] up more than 8%
- Average loans up 5%, average deposits up 4%
- Noninterest-bearing deposits are more valuable in the current interest rate environment
- Prior quarters included the following infrequent items:
  - *3Q18 NIM included a 2 bps benefit from $3 million in interest recoveries[(1)]*
  - *2Q18 NIM included a 1 bp benefit from $1 million in interest recoveries[(1)]*
  - *1Q18 NIM included a 7 bps benefit from $11 million in interest recoveries[(1)]*

(1) Interest income recoveries of greater than $1 million per loan

9

ZIONS BANCORPORATION

Net Interest Income Drivers: Average Loan and Deposit Growth

Deposit growth achieved with a modest incremental cost

- Average loans held for investment: +5% over the year-ago period
- Average deposits: +4% over the year-ago period



The yield on loans in 1Q18 was higher by nine (9) basis points due to aforementioned interest recoveries

ZIONS BANCORPORATION

Net Interest Income Drivers: Loan Growth

Moderate to strong loan growth achieved in certain targeted growth categories

Year-over-Year Loan Balance Growth

Total Loans: +6%

Note: circle size indicates relative proportion of loan portfolio as of 1Q19



Growth Rate: Year over Year

Municipal, 37%

O&G, 17%

Owner Occupied (ex-NRE), 7%

C&D, 12%

1-4 Family, 8%

C&I (ex-O&G), 2%

Other, 3%

Home Equity, 3%

Term CRE (ex-NRE), 3%

National Real Estate, -10%

Size of the Portfolio, in billions of dollars

Year over year:

- Loan growth predominantly in Residential Mortgage (1-4 Family), Municipal, Owner Occupied and Oil & Gas

- Decline of 10% in NRE accounted for approximately $155 million of attrition

Over the next four quarters, we expect moderate total loan growth, driven by:

- Moderate to strong growth in 1-4 Family, Municipal, C&I and Owner-Occupied loans

- Stable to moderate growth in oil and gas and CRE

- Slightly declining NRE

Note: National Real Estate (NRE) is a line of business of Zions Bank (a division of Zions Bancorporation, N.A.) with a focus on small business loans with low LTV ratios, which generally are consistent with SBA 504 program parameters. "Other" loans includes certain consumer loans such as credit cards and homeowner construction.

ZIONS BANCORPORATION

Net Interest Income Drivers: Yields and Costs

Expansion of NIM reflects a higher loan yield with only a moderate increase in funding costs

Net Interest Margin (NIM)



Loan Yield

3.56%   3.56%   3.63%   3.67%   3.68%

Net Interest Margin

Cash and Securities Yield

Cost of Funds

5.0%
4.0%
3.0%
2.0%
1.0%
0.0%

1Q18   2Q18   3Q18   4Q18   1Q19

Relative to the *prior quarter*, the

- NIM: +1 bps to 3.68%

- Yield on loans: +14 bps to 4.93%

- Yield on securities: +11 bps to 2.57%
  - Largely attributable to new securities purchased at accretive yields; no LQ effect from premium amortization

- Cost of total deposits: +8 bps to 0.43%

- Cost of funds (the cost of total deposits and borrowed funds): +13 bps to 0.67%

> *The improved NIM reflects the increasing value of noninterest-bearing demand deposits in the rising interest rate environment*

(1) Beta refers to the increase in yield/cost of loans/deposits as a percent of the increase in the target federal funds rate.
The yield on loans in 1Q18 was higher by nine (9) basis points due to aforementioned interest recoveries

ZIONS BANCORPORATION

Interest Rate Sensitivity: Preparing For Possible Reduction in Rates

Zions remains moderately asset sensitive, with a loan profile that is weighted towards a one-year reset

Net Interest Income Sensitivity

Modeled Annual Change in a +200bps Interest Rate Environment[1]	
Δ in NII	5%
Assumed Beta of Total Deposits	33%

Short Term Resets or Maturities *(loans only)*	Percent of Loans	Hedges (swaps, floors)	Net Percentage of Portfolio [2]
Prime and 1M Libor	48%	-3%	45%
2-3M Libor	4%	--	4%
4-12M Libor	4%	--	4%
Other Lns <12 months	7%	0.3%	7%
Longer-term Resets or Maturities			
1-5 years	25%	1.5%	27%
5+ years	13%	--	13%

Zions began taking action to reduce its interest rate sensitivity:

- Added $3 billion of interest rate floors in 1Q19
- Added $700 million of interest rate swaps in 1Q19

Zions expects to add additional floors and swaps to hedge interest rate risk in preparation for a possible reduction in benchmark interest rates

Historical Deposit Betas	1Q19 vs 4Q18	1Q19 vs 1Q18	1Q19 vs 3Q15
Interest Bearing Deposit Beta	55%	48%	25%
Total Deposit Beta	36%	28%	15%
Total Funding Beta	61%	35%	19%

[1] This 12-month simulated impact using a static-sized balance sheet and a parallel shift in the yield curve, does not contemplate changes in fee income that is amortized in interest income (e.g. premiums, discounts, origination points and costs) and is based on statistical analysis relating pricing and deposit migration to benchmark rates (e.g. LIBOR, U.S. Treasuries).

[2] Net percentage column sums to less than 100% due primarily to 1% of total loans that have interest rate floors which are in the money (floor rate > index+spread rate); these $0.44 billion of loan balances with floors have a weighted average "in the money" amount of less than 50 bps. After giving effect to potential future rate hikes, loans with floors would no longer be subject to the floors and would begin to reset with the relevant indices and therefore the 99% total at March 31, 2019 would increase to/towards 100%. Because the dates at which the floors would no longer be in effect are not certain (subject to future Federal Reserve monetary policy decisions), the timing of such cannot be reflected in the chart.

Source: Company filings and S&P Global Market Intelligence; Zions and the peer median experienced a cumulative 42% and 45% deposit beta during the 2004-2005 rising interest rate period, respectively; for the first 200 bps the beta for Zions and Peers was 19% and 24%, respectively

ZIONS BANCORPORATION

Noninterest Income

Relatively soft quarter after a strong fourth quarter

Customer-Related Fee Income (1)


($mm)
$123
$125
$125
$128
$120
1Q18
2Q18
3Q18
4Q18
1Q19

Customer-related fee income down 2% from the year ago period

Strength in:

- Loan fees
- Interest rate swap fees
- Letters of credit
- Trust and wealth management income

Offset by softness in:

- Unfavorable impact from increases in earnings credit rates
- Retail and small business service charges

(1) Reflects total customer-related noninterest income, which excludes items such as fair value and non-hedge derivative income, securities gains (losses), and other items, as detailed in the Noninterest Income table located in the earnings release.

ZIONS BANCORPORATION

Noninterest Expense

($mm)



+2.9% YoY

| 1Q18 | 2Q18 | 3Q18 | 4Q18 | 1Q19 |

$419 | $419 | $421 | $420 | $420 | $416 | $420 | $418 | $430 | $431

■ NIE (GAAP) ☐ Adjusted NIE (Non-GAAP)

- Total noninterest expense was up 2.6% from the year-ago period

- Adjusted noninterest expense[1] up 2.9% from the year-ago period due to:

  - Increases in salaries, bonuses and benefits as a result of stronger profitability, additional employees and occupancy
  - Declines in FDIC premiums and professional and legal services

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table.

15

ZIONS BANCORPORATION

Efficiency Ratio

Substantial improvement since 2014 driven by both revenue growth and expense control


74.1%
69.6%
64.5%
61.6%
61.3%
60.9%
58.8%
57.8%
60.2%
4Q14
4Q15
4Q16
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19

- The efficiency ratio[(1)] in 1Q19 was 60.2%
- Adjusted net revenue growth: +4.7% from the year ago period
- Adjusted noninterest expense growth: +2.9% from the year ago period
- Committed to further improvement of the efficiency ratio

(1) Defined as noninterest expenses as a percentage of net revenue, adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table

16

ZIONS BANCORPORATION

Credit Quality

Strong and improving credit quality

- **Key Credit Metrics:**
  - *Classified loans (1.5% of loans)*
    - Declined 29% from the prior year
    - Increased 4% from the prior qtr
  - *NPAs+90[1] (0.5% of loans + OREO)*
    - Declined 42% from the prior year
    - Declined 8% from prior qtr
  - *Annualized net loan losses of:*
    - 0.00% in 1Q19
    - 0.05% *recovery* over the last 12 months

- **Allowance for credit losses**
  - 117 basis points of total loans and leases
  - 2.3x coverage of NPAs up from 1.3x coverage a year ago
  - 0.8x of classified loans compared with 0.5x a year ago
  - Coverage of trailing 12 month net charge-offs ratio is not currently applicable due to net recoveries

Credit Quality Ratios

4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
Trailing 12 month net loan recoveries/loans: 0.05%
4Q14
4Q15
4Q16
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
NCOs / Loans (ann.)
Classified / Loans
NPAs +90/ Loans + OREO
ACL / Loans

1) Nonperforming assets plus loans that were ≥ 90 days past due.
Note: Net Charge-offs/Loans ratio is annualized for all periods shown

ZIONS BANCORPORATION

Next 12-Month Financial Outlook (1Q20E vs. 1Q19A)

	Outlook	Comments
Loan Balances	**Moderately Increasing**	• Efforts to reduce payoffs have been and are expected to be incrementally beneficial to loan growth rates
Net Interest Income	**Moderately Increasing**	• Assumes stable short term interest rates • Assumes slightly declining securities portfolio balances
Loan Loss Provision	**Modest**	• Expect quarterly loan loss provisions to be modest
Customer-Related Fees	**Slightly Increasing**	• Customer-related fees excludes securities gains, dividends
Adjusted Noninterest Expense	**Slightly Increasing**	• FY19 adjusted NIE expected to increase slightly (low single digit rate of growth) relative to FY18 (base of $1,671 million)
Tax Rate	**Stable**	• The effective tax rate for FY19 is expected to be approximately 23%, *including* the effects of stock-based compensation[1]

(1) ASU 2016-09 went into effect January 1, 2017 and now requires the difference between income tax accounting and U.S. GAAP accounting for stock compensation to be recognized in the income statement instead of as a direct adjustment to equity.

ZIONS BANCORPORATION

Appendix

- Financial Results Summary

- Impact of Warrants

- Loan Growth by Bank Brand and Loan Type

- Deposit Growth by Account Type

- GAAP to Non-GAAP Reconciliation

ZIONS BANCORPORATION

Financial Results Summary

Solid and improving fundamental performance

(Dollar amounts in millions, except per share data)	Three Months Ended		
	March 31, 2019	December 31, 2018	March 31, 2018
Earnings Results:			
Diluted Earnings Per Share	$ 1.04	$ 1.08	$ 1.09
Net Earnings Applicable to Common Shareholders	205	217	231
Net Interest Income	576	576	542
Noninterest Income	132	140	138
Noninterest Expense	430	420	419
Pre-Provision Net Revenue [1]	285	305	265
Provision for Credit Losses	4	6	(47)
Ratios:			
Return on Assets[2]	1.26 %	1.34 %	1.45 %
Return on Common Equity[3]	11.9 %	12.4 %	13.3 %
Return on Tangible Common Equity[3]	13.9 %	14.5 %	15.5 %
Net Interest Margin	3.68 %	3.67 %	3.56 %
Yield on Loans	4.93 %	4.79 %	4.51 %
Yield on Securities	2.57 %	2.46 %	2.25 %
Average Cost of Total Deposits[4]	0.43 %	0.35 %	0.15 %
Efficiency Ratio [1]	60.2 %	57.8 %	61.3 %
Effective Tax Rate	22.3 %	22.1 %	22.7 %
Ratio of Nonperforming Assets to Loans, Leases and OREO	0.5 %	0.55 %	0.87 %
Annualized Ratio of Net Loan and Lease Charge-offs to Average Loans	- %	(0.07) %	0.05 %
Common Equity Tier 1 Capital Ratio	11.3 %	11.7 %	12.2 %

(1)   Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See
       Appendix for GAAP to non-GAAP reconciliation tables.
(2)   Net Income before Preferred Dividends or redemption costs used in the numerator
(3)   Net Income Applicable to Common used in the numerator
(4)   Includes noninterest-bearing deposits

ZIONS BANCORPORATION

Impact of Warrants

Potential dilution is expected to be slight to moderate, depending upon future stock price

- Zions has 29 million warrants (Nasdaq: ZIONW) outstanding which are currently in the money and expire on May 22, 2020
- Dilution is calculated using the treasury method of accounting, which relies upon the following assumptions:
  - Warrants are exercised at the beginning of the period
  - Issuer uses proceeds from exercise to repurchase shares at the average market price during period (which equaled $47.71 in 1Q19)
  - Net shares issued = shares issued from warrant exercise – shares repurchased

Dilutive Impact Sensitivity

Reflects potential dilution given various <u>average</u> common stock share prices over any given period



Note: Analysis utilizes current warrant strike price and warrant multiplier. For more details, please see Zionsbancorporation.com → Stock Information → Warrant Information, or the prospectus supplement from September 2010, which can be found on the SEC's website.

ZIONS BANCORPORATION

Loan Growth by Bank Brand and Loan Type

Year over Year Loan Growth (1Q19 vs. 1Q18)

(in millions)	Zions Bank	Amegy	CB&T	NBAZ	NSB	Vectra	CBW	Other	Total
C&I (ex-Oil & Gas)	42	(193)	248	14	79	19	16	-	225
Owner occupied (ex-NRE)	183	77	116	67	21	(13)	14	-	465
Energy (Oil & Gas)	(36)	381	(1)	(1)	-	11	(2)	-	352
Municipal	79	81	80	22	18	84	71	40	475
CRE C&D	95	(23)	15	(9)	55	96	15	-	244
CRE Term (ex-NRE)	121	(22)	194	6	13	6	(56)	-	262
National Real Estate (NRE)	(155)	-	-	-	-	-	-	-	(155)
1-4 Family	117	336	-	26	(12)	43	12	4	526
Home Equity	(15)	39	27	13	16	2	10	-	92
Other	3	17	14	9	(11)	7	(2)	-	37
Total net loans	**434**	**693**	**693**	**147**	**179**	**255**	**78**	**44**	**2,523**

Linked Quarter Loan Growth (1Q19 vs. 4Q18)

(in millions)	Zions Bank	Amegy	CB&T	NBAZ	NSB	Vectra	CBW	Other	Total
C&I (ex-Oil & Gas)	(96)	225	42)	52	-	(2)	3	-	140
Owner occupied (ex-NRE)	21	27	39	11	(8)	2	(1)	-	91
Energy (Oil & Gas)	-	86	-	-	-	4	-	-	90
Municipal	41	(8)	9	11	12	22	28	(2)	113
CRE C&D	18	57	11	(8)	30	46	3	-	157
CRE Term (ex-NRE)	60	116	67	36	(3)	(18)	13	-	271
National Real Estate (NRE)	(22)	-	-	-	-	-	-	-	(22)
1-4 Family	23	76	(1)	10	(3)	11	2	-	118
Home Equity	(28)	(1)	(7)	(8)	(4)	(5)	-	-	(53)
Other	(12)	-	6	2	(8)	(1)	2	(2)	(13)
Total net loans	**5**	**578**	**82**	**106**	**16**	**59**	**50**	**(4)**	**892**

Note: National Real Estate (NRE) is a division of Zions Bank with a focus on small business loans with low LTV ratios, which generally are in line with SBA 504 program parameters. "Other" loans includes municipal and other consumer loan categories. Totals shown above may not foot due to rounding.

ZIONS BANCORPORATION

Deposit Growth by Account Type

Year-over-Year Average Balance Deposit Growth: +3.7%



ZIONS BANCORPORATION

GAAP to Non-GAAP Reconciliation

(Amounts in millions)		1Q19	4Q18	3Q18	2Q18	1Q18
Efficiency Ratio						
Noninterest expense (GAAP) [1]	(a)	$ 430	$ 420	$ 420	$ 421	$ 419
Adjustments:						
Severance costs		-	2	2	1	-
Other real estate expense		(1)	-	1	-	-
Debt extinguishment cost		-	-	-	-	-
Amortization of core deposit and other intangibles		-	-	-	-	-
Restructuring costs		-	-	1	-	-
Total adjustments	(b)	(1)	2	4	1	-
Adjusted noninterest expense (non-GAAP)	(a) - (b) = (c)	431	418	416	420	419
Net Interest Income (GAAP)	(d)	576	576	565	548	542
Fully taxable-equivalent adjustments	(e)	6	6	5	5	5
Taxable-equivalent net interest income (non-GAAP)	(d) + (e) = (f)	582	582	570	553	547
Noninterest income (GAAP) [1]	(g)	132	140	136	138	138
Combined income	(f) + (g) = (h)	714	722	706	691	685
Adjustments:						
Fair value and nonhedge derivative income (loss)		(3)	(3)	-	-	1
Equity securities gains (losses), net		1	2	(1)	1	-
Total adjustments	(i)	(2)	(1)	(1)	1	1
Adjusted taxable-equivalent revenue (non-GAAP)	(h) - (i) = (j)	716	723	707	690	684
Pre-provision net revenue (PPNR), as reported	(h) – (a)	$ 284	$ 302	$ 286	$ 270	$ 266
Adjusted pre-provision net revenue (PPNR)	(j) - (c)	**$ 285**	**$ 305**	**$ 291**	**$ 270**	**$ 265**
Efficiency Ratio [1]	(c) / (j)	**60.2 %**	**57.8 %**	**58.8 %**	**60.9 %**	**61.3 %**

ZIONS BANCORPORATION

GAAP to Non-GAAP Reconciliation

$ In millions except per share amounts		1Q19	4Q18	3Q18	2Q18	1Q18
Pre-Provision Net Revenue (PPNR)						
(a)	**Total noninterest expense** [1]	$430	$420	$420	$421	$419
	LESS adjustments:					
	Severance costs	-	2	2	1	-
	Other real estate expense	(1)	-	1	-	-
	Debt extinguishment cost	-	-	-	-	-
	Amortization of core deposit and other intangibles	-	-	-	-	-
	Restructuring costs	-	-	1	-	-
(b)	*Total adjustments*	(1)	2	4	1	-
(a-b)=(c)	**Adjusted noninterest expense**	$431	$418	$416	$420	$419
(d)	Net interest income	576	576	565	548	542
(e)	Fully taxable-equivalent adjustments	6	6	5	5	5
(d+e)=(f)	Taxable-equivalent net interest income (TENII)	582	582	570	553	547
(g)	Noninterest Income	132	140	136	138	138
(f+g)=(h)	**Combined Income**	$714	$722	$706	$691	$685
	LESS adjustments:					
	Fair value and nonhedge derivative income (loss)	(3)	(3)	-	-	1
	Securities gains (losses), net	1	2	(1)	1	-
(i)	*Total adjustments*	(2)	(1)	(1)	1	1
(h-i)=(j)	**Adjusted revenue**	$716	$723	$707	$690	$684
(j-c)	**Adjusted pre-provision net revenue (PPNR)**	$285	$305	$291	$270	$265
Net Earnings Applicable to Common Shareholders (NEAC)						
(k)	Net earnings applicable to common	205	217	215	187	231
(l)	Diluted Shares	195,241	199,048	205,765	209,247	210,243
	GAAP Diluted EPS	1.04	1.08	1.04	0.89	1.09
	PLUS Adjustments:					
	Adjustments to noninterest expense	(1)	1	4	8	(7)
	Adjustments to revenue	(2)	(1)	(1)	(1)	(1)
	Tax effect for adjustments (25% for 2019, 38% prior periods)	-	-	1	(2)	2
	Preferred stock redemption	-	-	-	-	-
(m)	Total adjustments	(3)	-	4	5	(6)
(k+m)=(n)	**Adjusted net earnings applicable to common (NEAC)**	202	217	219	192	225
(n)/(l)	Adjusted EPS	1.04	1.08	1.06	0.92	1.07
(o)	Average assets	68,584	67,025	66,374	66,505	66,366
(p)	Average tangible common equity	5,991	5,923	6,009	6,057	6,045
Profitability						
(n)/(o)	Adjusted Return on Assets *(Annualized)*	1.19%	1.28%	1.31%	1.16%	1.37%
(n)/(p)	Adjusted Return on Tangible Common Equity *(Annualized)*	13.7%	14.5%	14.4%	12.7%	15.1%
(c)/(j)	Efficiency Ratio	60.2%	57.8%	58.8%	60.9%	61.3%

ZIONS BANCORPORATION